Constellium SE

Washington Plaza

40-44, rue Washington

75008 Paris, France

October 21, 2019

VIA EDGAR

Sergio Chinos

Staff Attorney

Division of Corporation Finance

Office of Manufacturing and

Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Constellium SE
Registration Statement on Form F-4
File No. 333-231906

Mr. Chinos:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Constellium N.V. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-231906) be accelerated so that it will be declared effective by the U.S. Securities and Exchange Commission at 4:00 pm on Wednesday, October 23, 2019, or as soon as practicable thereafter.

[signature page follows]

Please contact Rina Teran, US Chief Counsel, Chief Securities Counsel & Assistant Corporate Secretary, at (917) 209-8561 or by email at rina.teran@constellium.com, or Elina Tetelbaum of Wachtell, Lipton, Rosen & Katz, at (212) 403-1061 or by email at ETetelbaum@wlrk.com, with any questions you may have concerning this request, and please notify us when this request for acceleration has been granted.

Very truly yours,

Constellium SE

By:	/s/ Jean-Marc Germain
Name:	Jean-Marc Germain
Title:	Chief Executive Officer